Exhibit 99.1

Hexindai’s Connection to Real-time Monitoring System Aids Timely Compliance

BEIJING, November 12, 2019 — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fastgrowing consumer lending marketplace in China, has been aided in its timely compliance and cooperation with industry regulators for its P2P business by its connection to the Real-time Monitoring System of the National Internet Emergency Response Center.

As part of its commitment to ensure and support the industry’s steady and healthy development, Hexindai was connected to the Real-time Monitoring System of the National Internet Emergency Response Center in November 2018.

That connection positions the company to better and timely comply with government regulations. A meeting earlier this month by the Online Financial Risk Special Rectification Work Leadership and the Online Risk Special Rectification Work Leadership Team set priorities for the next stage of industry rectification, including reducing financial risk, helping companies exit or transform their businesses, protecting investors’ rights, and maintaining financial and social stability.

Online lending companies that have not been connected with the Real-time Monitoring System of the National Internet Emergency Response Center, will be required to exit from online lending markets. Only for those that have already been connected with the System, such as Hexindai, regulators will examine and verify their compliance and rectification progress, it was announced at the meeting.

“Hexindai has always been supportive of the government’s efforts to strengthen regulation of the online lending industry,” said Mr. Xiaobo An, Hexindai’s Founder, Chairman and Chief Executive Officer. “We will continue to cooperate with government authorities to ensure our timely compliance and contribute to the industry’s stable and healthy growth.”

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace as well as its cooperation with institutional investors. Hexindai’s strong user acquisition capabilities combined with its cooperation with institutional investors and an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and a guarantee company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize fast growth in China.

For more information, please visit http://ir.hexindai.com/

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86-10-5380-6196

Email: ir@hexindai.com

ICR Inc.

Jeff Pei

Tel: +86 10 6583-7514

Email: Jianfeng.pei@icrinc.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

Email: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com